Filed by Wells Fargo & Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: Wachovia Corporation
(Commission File No. 001-10000)

Wells Fargo Statement on Definitive Agreement With Wachovia

SAN FRANCISCO -- Wells Fargo & Company (NYSE:WFC) issued the following statement today on its definitive agreement with Wachovia Corporation (NYSE:WB):

"Wells Fargo and Wachovia have a firm, binding merger agreement. That agreement represents a transaction that, in stark contrast to Citigroup’s proposal, provides significant and certain value to Wachovia shareholders, keeps Wachovia intact, is better for all of Wachovia’s stakeholders including its employees and does not demand financial support from our government. We are confident that we will complete our announced merger with Wachovia. Nothing in the court’s temporary order impacts our ability to ultimately do that."

Wells Fargo & Company is a diversified financial services company with $609 billion in assets, providing banking, insurance, investments, mortgage and consumer finance through almost 6,000 stores and the internet (wellsfargo.com) across North America and elsewhere internationally. Wells Fargo Bank, N.A. is the only bank in the U.S., and one of only two banks worldwide, to have the highest possible credit rating from both Moody’s Investors Service, “Aaa,” and Standard & Poor’s Ratings Services, “AAA.”

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements about Wells Fargo and Wachovia and the proposed transaction between the companies. There are several factors – many beyond Wells Fargo’s control – that could cause actual results to differ significantly from expectations described in the forward-looking statements. Among these factors are the receipt of necessary regulatory approvals and the approval of Wachovia shareholders. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them to reflect changes that occur after that date.

For a discussion of factors that may cause actual results to differ from expectations, refer to each company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, and Annual Report on Form 10-K for the year ended December 31, 2007, including information incorporated into each company’s 10-K from their respective 2007 annual reports, filed with the Securities and Exchange Commission (SEC) and available on the SEC’s website at www.sec.gov.

MORE INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

The proposed merger will be submitted to Wachovia Corporation shareholders for their consideration. Wells Fargo will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Wachovia Corporation that also constitutes a prospectus of Wells Fargo. Wachovia Corporation will mail the proxy statement-prospectus to its shareholders. Wachovia shareholders and other investors are urged to read the final proxy statement-prospectus when it becomes available because it will describe the proposed merger and contain other important information. You may obtain copies of all documents filed with the SEC regarding the proposed merger, free of charge, at the SEC’s website (www.sec.gov). You may also obtain free copies of these documents by contacting Wells Fargo or Wachovia, as follows:

Wells Fargo & Company, Attention Corporate Secretary, MAC N9305-173, Sixth and Marquette, Minneapolis, Minnesota 55479, (612) 667-0087.

Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, North Carolina 28288, (704) 374-6782

Wells Fargo and Wachovia and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Wachovia Corporation shareholders in connection with the proposed merger. Information about Wells Fargo’s directors and executive officers and their ownership of Wells Fargo common stock is contained in the definitive proxy statement for Wells Fargo’s 2008 annual meeting of stockholders, as filed by Wells Fargo with the SEC on Schedule 14A on March 17, 2008. Information about Wachovia’s directors and executive officers and their ownership of Wachovia common stock is contained in the definitive proxy statement for Wachovia’s 2008 annual meeting of shareholders, as filed by Wachovia with the SEC on Schedule 14A on March 10, 2008. You may obtain a free copy of these documents by contacting Wells Fargo or Wachovia at the contact information provided above. The proxy statement-prospectus for the proposed merger will provide more information about participants in the solicitation of proxies from Wachovia Corporation shareholders.

Contacts Wells Fargo & Company Media: Janis Smith, 415-396-7711 Larry Haeg, 612-667-5266 Investors: Jim Rowe, 415-396-8216 Bob Strickland, 612-667-7919

Wells Fargo Statement on Appellate Court Decision to Vacate Temporary Restraining Order

SAN FRANCISCO -- Wells Fargo & Company (NYSE:WFC) issued the following statement this evening regarding Citigroup’s claimed exclusivity agreement with Wachovia Corporation:

“The appellate court has entered an order vacating Judge Ramos’s order of yesterday. We are pleased that the unfounded order entered yesterday has been vacated. Wells Fargo will continue working toward the completion of its firm, binding merger agreement with Wachovia Corporation.”

Wells Fargo & Company is a diversified financial services company with $609 billion in assets, providing banking, insurance, investments, mortgage and consumer finance through almost 6,000 stores and the internet (wellsfargo.com) across North America and elsewhere internationally. Wells Fargo Bank, N.A. is the only bank in the U.S., and one of only two banks worldwide, to have the highest possible credit rating from both Moody’s Investors Service, “Aaa,” and Standard & Poor’s Ratings Services, “AAA.”

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements about Wells Fargo and Wachovia and the proposed transaction between the companies. There are several factors – many beyond Wells Fargo’s control – that could cause actual results to differ significantly from expectations described in the forward-looking statements. Among these factors are the receipt of necessary regulatory approvals and the approval of Wachovia shareholders. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them to reflect changes that occur after that date.

For a discussion of factors that may cause actual results to differ from expectations, refer to each company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, and Annual Report on Form 10-K for the year ended December 31, 2007, including information incorporated into each company’s 10-K from their respective 2007 annual reports, filed with the Securities and Exchange Commission (SEC) and available on the SEC’s website at http://cts.businesswire.com/ct/CT?id=smartlink&url=http%3A%2F% 2Fwww.sec.gov&esheet=5795933&lan=en_US&anchor=www.sec.gov&index=1.

MORE INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

The proposed merger will be submitted to Wachovia Corporation shareholders for their consideration. Wells Fargo will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Wachovia Corporation that also constitutes a prospectus of Wells Fargo. Wachovia Corporation will mail the proxy statement-prospectus to its shareholders. Wachovia shareholders and other investors are urged to read the final proxy statement-prospectus when it becomes available because it will describe the proposed merger and contain other important information. You may obtain copies of all documents filed with the SEC regarding the proposed merger, free of charge, at the SEC’s website (http://cts.businesswire.com/ct/CT?id=smartlink&url=http%3A%2F% 2Fwww.sec.gov&esheet=5795933&lan=en_US&anchor=www.sec.gov&index=2). You may also obtain free copies of these documents by contacting Wells Fargo or Wachovia, as follows:

Wells Fargo & Company, Attention Corporate Secretary, MAC N9305-173, Sixth and Marquette, Minneapolis, Minnesota 55479, (612) 667-0087.

Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, North Carolina 28288, (704) 374-6782.

Wells Fargo and Wachovia and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Wachovia Corporation shareholders in connection with the proposed merger. Information about Wells Fargo’s directors and executive officers and their ownership of Wells Fargo common stock is contained in the definitive proxy statement for Wells Fargo’s 2008 annual meeting of stockholders, as filed by Wells Fargo with the SEC on Schedule 14A on March 17, 2008. Information about Wachovia’s directors and executive officers and their ownership of Wachovia common stock is contained in the definitive proxy statement for Wachovia’s 2008 annual meeting of shareholders, as filed by Wachovia with the SEC on Schedule 14A on March 10, 2008. You may obtain a free copy of these documents by contacting Wells Fargo or Wachovia at the contact information provided above. The proxy statement-prospectus for the proposed merger will provide more information about participants in the solicitation of proxies from Wachovia Corporation shareholders.

Contacts Wells Fargo & Company Media Janis Smith, 415-396-7711 Larry Haeg, 612-667-5266 Investors Jim Rowe, 415-396-8216 Bob Strickland, 612-667-7919